# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Ltd, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0002042890
Persons authorized to receive notices and communications: ZEEKR Intelligent Technology, Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215, 86 400-003-6036

## Reporting persons
- GHGK Innovation Limited (CIK 0002042890): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.7% of the class)
  Comment: Row 13 represents the percentage that is calculated based on a total of 2,561,728,021 ordinary shares, par value $0.0002 per share (the "Ordinary Shares"), of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer" or "the Company") issued and outstanding (such number excluded 21,618,233 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as disclosed in the Merger Agreement (as defined below) filed with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit hereto.
- Shufu Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,950,996,860; sole dispositive power 0; shared dispositive power 1,950,996,860; aggregate amount beneficially owned 1,950,996,860 (76.2% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 1,668,996,860 Ordinary Shares of the Issuer directly held by Luckview Group Limited ("Luckview"), a limited company incorporated in the British Virgin Islands wholly owned by Geely Automobile Holdings Limited ("Geely Auto"), a Cayman Islands incorporated company with limited liability and listed on the Stock Exchange of Hong Kong under stock code "0175," over which Shufu Li ("Mr. Li") exercises control power, as separately reported in another Schedule 13D, as amended from time to time, filed with the SEC by Geely Auto and Luckview (collectively, the "Geely Reporting Persons"), (ii) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK Innovation Limited ("GHGK"), a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership) ("Ningbo Jikong Partnership"), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. ("Ningbo Jikong Management"), a PRC-incorporated limited company in which Mr. Li owns 99.9% equity interest, and (iii) 60,000,000 Ordinary Shares directly held by GAGK Innovation Limited ("GAGK"), a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership) ("Ningbo Jiqi Partnership"), a PRC limited partnership whose general partner is Ningbo Jikong Management. Mr. Li disclaims beneficial ownership to the Ordinary Shares held by Luckview, GHGK and GAGK except to the extent of his pecuniary interest in such Ordinary Shares.
  
  Row 13 represents the percentage that is calculated based on a total of 2,561,728,021 Ordinary Shares of the Issuer issued and outstanding (such number excluded 21,618,233 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as disclosed in the Merger Agreement filed with the SEC as an exhibit hereto.
- Ningbo Jikong Enterprise Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 282,000,000; sole dispositive power 0; shared dispositive power 282,000,000; aggregate amount beneficially owned 282,000,000 (11% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 222,000,000 Ordinary Shares of the Issuer directly held by GHGK, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Partnership, a PRC limited partnership whose general partner is Ningbo Jikong Management, a PRC-incorporated limited company in which Mr. Li owns 99.9% equity interest, and (ii) 60,000,000 Ordinary Shares directly held by GAGK, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Partnership, a PRC limited partnership whose general partner is Ningbo Jikong Management. Ningbo Jikong Management may be deemed to have beneficial ownership in the Ordinary Shares of the Issuer beneficially owned by these two limited partnerships.
  
  Row 13 represents the percentage that is calculated based on a total of 2,561,728,021 Ordinary Shares of the Issuer issued and outstanding (such number excluded 21,618,233 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as disclosed in the Merger Agreement filed with the SEC as an exhibit hereto.
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 222,000,000; sole dispositive power 0; shared dispositive power 222,000,000; aggregate amount beneficially owned 222,000,000 (8.7% of the class)
  Comment: Each of row 8, 10 and 11 represents 222,000,000 Ordinary Shares of the Issuer directly held by GHGK, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Partnership, a PRC limited partnership whose general partner is Ningbo Jikong Management, a PRC-incorporated limited company in which Mr. Li owns 99.9% equity interest. Ningbo Jikong Partnership may be deemed to have beneficial ownership in the Ordinary Shares of the Issuer directly held by GHGK.
  
  Row 13 represents the percentage that is calculated based on a total of 2,561,728,021 Ordinary Shares of the Issuer issued and outstanding (such number excluded 21,618,233 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as disclosed in the Merger Agreement filed with the SEC as an exhibit hereto.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Ltd
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Comment:
This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Statement on Schedule 13D originally filed with the SEC on November 21, 2024 (as amended to date, the "Statement") and is being filed by (i) Mr. Li, (ii) Ningbo Jikong Management, (iii) Ningbo Jikong Partnership, and (iv) GHGK (collectively, the "Reporting Persons") in respect of the Ordinary Shares of the Issuer. Capitalized terms used herein without definition in this Amendment No. 4 shall have the meaning set forth in the Statement.

CUSIP number 98923K103 has been assigned to the American depositary shares of the Issuer (the "ADSs"), which are quoted on the New York Stock Exchange under the symbol "ZK."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Merger Agreement by Geely Auto

On July 15, 2025, the Company entered into an agreement and plan of merger (the "Merger Agreement") with Geely Auto and Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Geely Auto ("Merger Sub"), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Geely Auto (the "Merger").

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"): (i) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Ordinary Share represented by the ADSs, Excluded Shares, Dissenting Shares and Purported Dissenting Shares (each as defined in the Merger Agreement)) shall be cancelled in exchange for the right to receive, at the option of the holder thereof, without any interest, either (a) US$2.687 in cash or (b) 1.23 ordinary shares of Geely Auto (the "Geely Shares"); and (ii) each ADS issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares), together with the Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive, at the option of the holder thereof, without any interest, (a) US$26.87 in cash or (b) 12.3 Geely Shares, which will be delivered in the form of American depositary share each representing and is exchangeable for twenty (20) Geely Shares, in each case of (i) and (ii), except for any Ordinary Share or ADS held by a Hong Kong Non-Professional Investor (as defined in the Merger Agreement), which shall be cancelled in exchange for the right to receive US$2.687 in cash for each Ordinary Share or US$26.87 in cash for each ADS, and shall not be exchanged for the right to receive any Geely Shares.

The Merger Agreement contains customary representations and warranties, and each party has agreed to certain customary covenants, including, among others, covenants relating to (i) the conduct of the respective businesses during the interim period between the execution of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

In addition, the Merger Agreement includes (i) a covenant pursuant to which Geely Auto has agreed to, at the Zeekr Shareholders Meeting (as defined below), however called, (a) appear at such Zeekr Shareholders Meeting or otherwise cause its duly appointed representative(s) to appear at the Zeekr Shareholders Meeting or otherwise cause the Ordinary Shares held by Geely Auto and its subsidiaries to be counted as present thereat for purposes of determining whether a quorum is present, and (b) vote, or cause to be voted, all the Ordinary Shares beneficially owned by Geely Auto and its subsidiaries in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement; and (ii) a covenant pursuant to which, prior to the earlier of (a) the Required Zeekr Vote (as defined below) shall have been obtained and (b) the termination of the Merger Agreement, Geely Auto will not, and will cause each of its subsidiaries not to, directly or indirectly, transfer any Ordinary Shares owned by Geely Auto or its subsidiaries as of the date of the Merger Agreement and any Ordinary Shares or other voting share capital of the Company that Geely Auto or its subsidiaries acquired from time to time after the date of the Merger Agreement or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein.

The Merger is currently expected to close in the fourth quarter of 2025. The consummation of the Merger (the "Closing") is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the approval of the Merger by the affirmative vote of holders of Ordinary Shares (including Ordinary Shares underlying the ADSs) representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy as a single class at a shareholders meeting of the Company which will be convened to consider the approval of the Merger (the "Zeekr Shareholders Meeting", and such approval, the "Required Zeekr Vote"), (ii) the approval of the Merger by the affirmative vote of shareholders of Geely Auto representing more than 50% of Geely Shares held by independent shareholders of Geely Auto present at a shareholders meeting of Geely Auto which will be convened to consider the approval of the Merger (and for this purpose, independent shareholders of Geely Auto refer to those shareholders who are not required under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time) to abstain from voting at such meeting); (iii) the Hong Kong Stock Exchange having approved the listing of and permitted the dealing in, the Geely Shares issuable as merger consideration pursuant to the Merger, and such approval and permission having not been revoked or withdrawn, (iv) the completion of filings with or approvals of certain government authorities in China required under applicable laws to be made or obtained by Geely Auto or its affiliates before the Closing as the acquiror of the Ordinary Shares and ADS in the Merger (excluding, for the avoidance of doubt, any filings or approvals to the extent required to be made by or on behalf of any shareholder of the Company or any ADS holder (or their respective affiliates) in connection with such shareholder's or ADS holder's receipt of the applicable merger consideration pursuant to the terms of the Merger Agreement), and (v) the completion of filings as required under state securities or blue sky laws in all applicable states in the United States of America to be completed by Geely Auto before the Closing in order for the issuance of Geely Shares pursuant to the terms of the Merger Agreement to persons in such states to be exempted from the registration requirements under state securities or blue sky laws of such states. The Merger Agreement may be terminated by the Company or Geely Auto under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares and ADSs (including Ordinary Shares underlying the ADSs) other than the Ordinary Shares and ADSs (including Ordinary Shares underlying the ADSs) beneficially owned by Geely Auto. If the Merger is completed, the Company will become a privately held company wholly owned by Geely Auto, and the Company's ADSs would no longer be listed on the New York Stock Exchange (a "Delisting").

While Shufu Li exercises control power over Geely Auto, neither he or any of his affiliates (other than Geely Auto) is a buyer or a co-bidder or a member of a buyer consortium or similar arrangement with Geely Auto with respect to the Merger. The Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons as described in Item 5 below, other than those beneficially owned by Geely Auto, will be subject to the Merger, as part of the Ordinary Shares to be acquired by Geely Auto in the Merger.

GHGK Undertaking with Geely Auto

On July 15, 2025, GHGK entered into an undertaking agreement (the "GHGK Undertaking") with Geely Auto with respect to the Election (as defined in the Merger Agreement) of GHGK in connection with the Merger. According to the GHGK Undertaking, GHGK irrevocably and unconditionally agrees that, if GHGK elects to receive Geely Shares in respect of any of its Ordinary Shares in connection with the Merger, and the issuance of Geely Shares to GHGK pursuant to its Election at the Effective Time would, after giving effect to the issuance of Geely Shares to all other shareholders of Zeekr at the Effective Time pursuant to their respective Elections under the Merger Agreement, result in the aggregate holding of voting rights in Geely Auto of Mr. Li and persons acting in concert (as defined in the Codes on Takeovers and Mergers and Share Buy-backs (the "Takeovers Code")) with Mr. Li (collectively, together with Mr. Li, the "Subject Persons") increasing by more than 2% from the Subject Persons' lowest aggregate percentage holding of voting rights in Geely Auto during the twelve (12) month period ending on and inclusive of the Effective Time (such lowest aggregate percentage holding, the "Reference Percentage"), thereby triggering a mandatory offer obligation under Rule 26.1 of the Takeovers Code, then GHGK shall be deemed to have elected to receive (i) Geely Shares in respect of only such maximum whole number of Ordinary Shares it holds as will not result in the Subject Persons' aggregate holding of voting rights in Geely Auto increasing by more than 2% from the Reference Percentage, after giving effect to the issuance of Geely Shares to all other shareholders of Zeekr at the Effective Time pursuant to their respective Elections under the Merger Agreement; and (ii) cash in respect of all remaining Ordinary Shares it holds, in each case of (i) and (ii) as notified in writing by Geely Auto to GHGK. GHGK further acknowledges and agrees that Geely Auto may take, or may procure any of its agents to take, all actions necessary, desirable, or expedient to give effect to the foregoing.

The foregoing descriptions of the Merger Agreement and the GHGK Undertaking in this Amendment No. 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the GHGK Undertaking, each of which is attached hereto as an exhibit to the Statement and is incorporated herein by reference in its entirety.

Exploration of Strategic Alternatives by the Geely Reporting Persons

The Geely Reporting Persons have discussed and explored, and may continue to discuss and explore, various potential alternatives with respect to their holdings in the Issuer. The execution of the Merger Agreement could lead to one or more subsequent revised or different proposals, offers or transactions that could result in the Geely Reporting Persons acquiring all or substantially all of the outstanding capital stock of the Issuer not beneficially owned by the Geely Reporting Persons, which would result in a Delisting. The Geely Reporting Persons may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of the Geely Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a Delisting; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that the Geely Reporting Persons will make any such subsequent proposal, and if any such proposal is made, the Geely Reporting Persons can provide no assurances that they will successfully consummate any proposed transaction.

The Geely Reporting Persons intend to engage in communications, discussions and negotiations with members of management of the Issuer, members of the Issuer's Board, and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective securityholders of the Issuer; and other relevant parties, regarding the Merger and various alternatives that may from time to time be under consideration by the Geely Reporting Persons. To facilitate their consideration of such matters, the Geely Reporting Persons have recently, and/or may in the future, retain consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Geely Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements. The Geely Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

General

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Li in his positions as chairman and a director of the Issuer, may engage in discussions with management of the Issuer, the Issuer's Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger (including the Merger), reorganization or take-private transaction that could result in the delisting or de-registration of the securities of the Issuer; security offerings and/or share repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management of the Issuer or the composition of the Issuer's Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) to (e) of the Statement are hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to Rows (7) through (11) and (13) of the cover pages of this Amendment No. 4 are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons has effected any transaction in the Ordinary Shares or ADSs of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in the Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

The descriptions of the principal terms of the Merger Agreement and the GHGK Undertaking under Item 4 are incorporated herein by reference in their entirety. Any summary of any of these agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the GHGK Undertaking. A copy of each of these agreements is attached hereto as an exhibit, and is incorporated by reference herein.

To the best knowledge of the Reporting Persons, except as described above or elsewhere in the Statement or incorporated by reference in the Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves and between them and any other person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning call options, put options, security-based swaps or any other derivative securities, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 99.4 Agreement and Plan of Merger, dated July 15, 2025, by and among Geely Auto Holdings Limited, Keystone Mergersub Limited and ZEEKR Intelligent Technology Holding Limited.

Exhibit 99.5 Undertaking Agreement, dated July 15, 2025, from GHGK Innovation Limited to Geely Automobile Holdings Limited.

## Signatures
- GHGK Innovation Limited: /s/ Donghui Li, Donghui Li/Director (07/15/2025)
- Shufu Li: /s/ Shufu Li, Shufu Li (07/15/2025)
- Ningbo Jikong Enterprise Management Co., Ltd.: /s/ Donghui Li, Donghui Li/Legal Representative (07/15/2025)
- Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership): /s/ Weilie Ye, Weilie Ye/Authorized Representative of General Partner (07/15/2025)